FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

RECENT FINANCIAL INFORMATION

The following discussion is based on and should be read in conjunction with our audited consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 and our unaudited interim financial statements as of June 30, 2017 and for the six-month periods ended June 30, 2016 and 2017. Our audited and unaudited consolidated financial statements are prepared in U.S. dollars in accordance with IFRS.

Overview

We derive our revenue from the sale of bleached and unbleached pulp, panels such as MDF, PBO, HB, and plywood, and sawn timber products such as sawn timber and remanufactured wood products, forestry products, such as sawlogs and pulplogs, and sales of electricity to the grid. Export sales constituted 62.1% of our total revenue for the year ended December 31, 2015, 62.8% of our total revenue for the year ended December 31, 2016 and 63.7% of our total revenue for the first six months of 2017. Sales of pulp constitute the single largest component of our revenue. As with many commodities, pulp is subject to significant cyclical price fluctuations determined by global supply and demand. Accordingly, our revenue is subject to cyclical fluctuations. Prices for wood products and forestry products also fluctuate significantly among markets. Although prices tend to have the most significant effect on our results of operations, sales volume and product mix, production costs and exchange rate fluctuations also can have a substantial impact on our results.

Our business, results of operations and cash flows depend, to a large extent, on the level of economic activity, on government and foreign exchange policies and on political and economic developments in our principal export markets. In 2014, we exported our products to Asia, North, Central and South America, Europe and, to a lesser extent, Africa and the Middle East. In 2014 and 2015, 91.8% and 90.8%, respectively, of total pulp revenues were export sales, and 26.6% and 25.9%, respectively, of total wood products and forestry product revenues were export sales. In 2016, 92.2% of our total pulp revenues were export sales, and 26.7% of total wood products and forestry product revenues were also export sales. During the first six months of 2017, 94.3% of our total pulp revenues were export sales, and 26.7% of total wood products and forestry product revenues were also export sales. Our business, earnings and prospects may be materially and adversely affected by developments in our export markets with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation or social instability, as well as by political, economic or diplomatic developments.

Exchange Rate Fluctuations

We generally price our exports in U.S. dollars, whereas our domestic sales in Chile are priced in Chilean pesos except for pulp sales, which are priced in U.S. dollars; domestic sales in Brazil are priced in Brazilian reals and domestic sales in Argentina are priced in Argentine pesos except for pulp sales, which are priced in U.S. dollars. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic revenues may be adversely affected when expressed in U.S. dollars. The same effects may occur for our domestic sales in Argentina and Brazil for products sold in each of the respective local currencies.

The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. During 2016, the value of the Chilean peso relative to the U.S. dollar increased 5.7% in nominal terms, based on the observed exchange rates on December 31, 2015 and December 31, 2016. During the first six months of 2017, the value of the Chilean peso relative to the U.S. dollar decreased 0.8% in nominal terms, based on the observed exchange rates on December 31, 2016 and June 30, 2017. The observed exchange rate on June 30, 2017, as published in the Official Gazette on July 3, 2017, was Ch$664.29 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2012, see “Item 3. Key Information—Exchange Rates.”

The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in U.S. dollars. As of December 31, 2016, our U.S. dollar-denominated indebtedness was U.S.$3.1 billion. As of June 30, 2017, our U.S. dollar-denominated indebtedness was U.S.$3.0 billion. In addition, as the U.S. dollar appreciates against the legal currency in any of our export markets, we must from time to time price our sales in that local currency to compete effectively.

Future developments in the Chilean, Argentine, Brazilian, Uruguayan, Canadian and U.S. economies may impair our ability to proceed with our strategic plan, including with respect to pricing. For additional discussion regarding the risks we face in each of the aforementioned markets, see “Item 3. Key Information—Risk Factors—Risks Relating to Chile,” “—Risks Relating to Argentina,” “—Risks Relating to Brazil,” “—Risks Relating to Uruguay” and “—Risks Relating to the United States and Canada.”

Prices for our Products

In recent years, our revenue has been affected by price level volatility in the export market. The prices for each of our pulp, panels, wood and forestry products depend on the markets in which they are sold. While prices are generally similar for a given product on a global basis, regionalized market conditions affect prices in markets such as Asia, Europe and the United States.

	Year ended December 31, (2)			Six months ended June 30, (unaudited) (1)
Product (2)	2014	2015	2016	2016	2017
	(U.S.$ per ton) (3)			(U.S.$ per ton) (3)
Pulp
Bleached pulp	666.8	636.7	549.5	564.7	580.9
Unbleached pulp	687.0	616.6	592.4	603.7	621.9
	(US$ per cubic meter) (4)			(US$ per cubic meter) (4)
Wood Products
Sawn timber	270.0	239.8	237.3	234.6	248.3
Remanufactured wood products	549.6	686.4	556.1	564.1	578.4
Plywood	472.1	403.8	402.4	435.3	408.7
Panels	353.6	325.0	328.7	316.3	347.0

Forestry Products
Logs	43.9	36.9	35.3	32.2	24.8

(1)	Calculated as average unit prices for the six-month period based on our internally collected data.
(2)	Calculated as average unit prices for the year based on our internally collected data.
(3)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.
(4)	We generally quote our prices in U.S. dollars for export sales and in Chilean pesos, Argentine pesos or Brazilian reals, as applicable for domestic sales.

Pulp Prices

Overview

Historically, world pulp prices have been subject to significant fluctuations over relatively short periods of time. Pulp prices mainly depend on worldwide demand, world production capacity, worldwide pulp and paper inventory levels and availability of substitutes, and in general terms, are directly related to global economic growth. All of these factors are beyond our control. See “Item 3. Risk Factors—Risks Relating to Us and the Forestry Industry— Fluctuations in market price for our products could adversely affect our financial condition, results of operations and cash flows”.

Prices for bleached grades of hardwood pulp, including eucalyptus, generally follow the same cyclical pattern as prices for NBSK, which is the benchmark for softwood bleached pulp. However, the latter historically has had higher prices mainly due to lower global supply. Moreover, during the last five years, the majority of the added global pulp production capacity has been dedicated to the production of hardwood pulp, particularly eucalyptus pulp.

Prices for unbleached softwood market pulp also follow cyclical patterns related to worldwide demand, stock levels and supply. Unbleached softwood market pulp represents about 3.4% of the total wood pulp market. The majority of such pulp is sold in Asia, and its price does not necessarily follow the cycle of prices for NBSK or BEKP.

In 2015, a new pulp mill entered the short fiber pulp market with an annual production capacity of 1.3 million tons. During the first half of 2015 the short fiber market remained stable, with a peak price of U.S.$811.2 per ton in October 2015. Following the October peak BEKP prices began to decrease as a result of the global economic downturn and lower demand in the Chinese market as a result of the devaluation of the Yuan, ending the year at a price of U.S.$788.9 per ton. Expectations of new supply during 2016 and especially in 2017, continued to pressure prices down, reaching their lowest level for 2016 in December 2016, at U.S.$652.58 per ton. A new pulp mill located in Indonesia began its ramp-up in November 2016. With an annual capacity of 2.8 million tons, it is currently one of the largest pulp mills worldwide. Throughout 2015 and the first half of 2016, NBSK prices followed a downward trend, reaching U.S.$789.2 per ton at the end of April 2016. For the remainder of the year, prices slightly recovered and stabilized, finishing the year at U.S.$808.83 per ton. During the first six months of 2017, average prices increased, reaching U.S.$889.82 per ton, primarily due to (i) supply increases not reaching the expected volume, as CMPC’s Guaiba Mill in Brazil had unexpected downtimes, (ii) the start-up in late 2016 of a large hardwood pulp mill in Indonesia with a production capacity of 2.8 million tons not having a strong impact on prices as we had expected, and (iii) worldwide demand increasing 4.1% during the first six months of June 2017 as compared to the same period in 2016, according to Hawkins Wright.

Prices of NBSK

The following table sets forth the prices for NBSK for the years indicated, as well as the variation with respect to the previous year, as listed on the NBSK index for the periods indicated:

List Price as of		Change
December 31, 2014	932.06	2.8%
December 31, 2015	808.36	(13.8)%
December 31, 2016	808.83	0.7%
June 30, 2017	889.82	10.0%

Prices of BEKP

The following table sets forth the prices for BEKP for the years indicated, as well as the variation with respect to the previous year, as listed on the BEKP index for the periods indicated:

List Price as of		Change
December 31, 2014	742.90	(3.5)%
December 31, 2015	788.91	6.2%
December 31, 2016	652.58	(17.3)%
June 30, 2017	832.43	27.6%

Prices of UKP

The following table sets forth the market price of UKP for the years indicated, as well as the variation with respect to the previous year:

Price as of		Change
December 31, 2014	650.4	(9.9)%
December 31, 2015	601.7	(7.5)%
December 31, 2016	573.8	(4.6)%
June 30, 2017	663.6	15.6%

Forestry and Wood Products Prices

Over the last five years, the average prices for our forestry and sawn timber products have fluctuated significantly, reflecting the effect on demand of global economic developments.

During 2012, average sales prices in our wood products segment increased as compared to 2011, mainly due to a 6.7% increase in average sales prices of sawn timber. In 2012, sales in our panel segment increased by 3.7% as compared to 2011. This increase was mainly due to a 10.4% increase in sales volume, which was partially explained by the acquisition of the Moncure mill and Flakeboard in 2012.

During 2013, the average prices in our wood products segment increased 1.0%. The average price of panels increased 0.5%.

During 2014, all sawn timber improved, with increased demand that permitted the sales mix and prices to improve relative to 2013. Asian markets, in particular Japan, South Korea and China followed this positive trend. The North American market, despite an improvement in the Housing Starts index, did not show significant improvement, however prices rose in our solid wood moldings business. Also, our MDF and PBO sales in North America had positive and stable price levels. In Brazil, our panels business had relatively stable price levels in Brazilian reals.

During 2015, average prices for our wood products declined by 8.0% and 0.9% respectively, compared to 2014. Overall, countries with depreciated currencies increased their exports, resulting in greater supply in several markets, which in turn, lowered prices. In Brazil, for maniple, overall average prices dropped due to the country’s economic slowdown. In North America, increased competition mainly affected the MDF market, with increased exports from Brazilian and Canadian producers, among others. Prices for our moldings products remained stable. As a result of the decrease in Argentina’s competitiveness in the export market, we focused our sales efforts with respect to panels primarily on the domestic market. The higher production of our Nueva Aldea Mill increased our plywood sales volume throughout the year. Particleboards also showed increased sales benefitting from production at our Teno Mill, which reached full production capacity during the first quarter of 2015. We were also able to improve product mix sales, increasing sales of our greater value added products (such as melamine products). In addition, we experienced increased competition in the Middle East in the sawn timber market during the first six months of 2015 due to higher supply from European markets.

During 2016, average prices for our panels and sawn timber declined by 0.7% and 2.7% respectively, in each case compared to 2015. Sales volumes decreased compared to 2015, with panels sales volume dropping by 3.3% and sawn timber sales volume dropping by 4.6%. Argentine markets continued to be pressured during 2016, and opportunities to export to other countries were limited. Brazilian markets followed a similar trend, although there were higher export opportunities, where the depreciation of their local currency against the U.S. dollar made costs more competitive. These export opportunities were mainly to North America, where higher supply volumes entered the market, partially offset by healthy demand throughout the year. Our new commercial sales office in the Middle East also enabled us to reach new customers and have a better presence in those markets.

Prices for our forestry and sawn timber may decline in the future. Our results of operations may be materially adversely affected if the prices of our products decline from current levels.

During the first six months of 2017, average prices for our panels and sawn timber increased by 9.7% and 4.3% respectively, in each case as compared to the same period in 2016. Sales volumes decreased in the first six months of 2017 compared to the first six months of 2016, with panels sales volume dropping by 0.8% and sawn timber sales volume dropping by 4.7%. An important driver of the decline in average prices for our panels and sawn timber in 2016 was the suboptimal economic conditions in Brazil and Argentina. Structural reforms intended to alleviate economic stress and the related improvement of economic conditions in those two countries were a primary contributor to the recovery of our average prices of panels and sawn timber in the first six months of 2017.

Despite the forest fires at the beginning of 2017, which ended with the destruction of our El Cruce Sawmill, our other sawmills were able to absorb the lack of production in the affected sawmills and supply of wood in general remained stable.

Results of Operations

The following table provides a breakdown of our financial results of operations and sales volumes for the periods indicated. Both the table and the discussion that follows are based on and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, as of and for the years ended December 31, 2014, 2015 and 2016 and our unaudited interim financial statements as of and for the six-month periods ended June 30, 2016 and 2017. Our audited and unaudited consolidated financial statements are prepared in U.S. dollars and in accordance with IFRS.

	For the year ended December 31, (1)									Six months ended June 30, (1)
	2014			2015			2016			2016			2017
	Sales	%	Volume	Sales	%	Volume	Sales	%	Volume	Sales	%	Volume	Sales	%	Volume
	(in thousands of U.S. dollars, except percentages and volume data)
Revenue:
Pulp
Bleached(2)	1,885.5	35.3%	2,827.8	1,959.7	38.1%	3,077.9	1,780.6	37.4%	3,240.8	885.4	37.6%	1,567.7	964.2	38.4%	1,659.9
Unbleached(2)	310.2	5.8	451.5	283.4	5.5	459.6	260.5	5.5	439.7	125.7	5.3	208.3	130.4	5.2	209.6

Total pulp	2,195.7	41.1	3,279.3	2,243.1	43.6	3,537.5	2,041.1	42.9	3,680.4	1,011.1	43.0	1,776.0	1,094.6	43.5	1,869.5
Wood products (3)(4)
Panels	1,711.7	32.0	4,843.7	1,597.2	31.0	4,914.8	1,533.6	32.2	4,665.5	743.1	31.6	2,349.5	809.2	32.2	2,331.7
Sawn timber	637.6	11.9	2,361.5	498.4	9.7	2,078.9	479.8	10.1	2,022.1	231.8	9.8	988.0	224.3	8.9	903.4
Remanufactured wood	235.9	4.4	429.2	287.5	5.6	418.8	245.5	5.2	441.4	123.1	5.2	218.3	137.0	5.5	236.8
Plywood	209.6	3.9	443.9	239.9	4.7	594.1	226.9	4.8	563.9	125.2	5.3	287.5	116.0	4.6	283.7

Total wood products	2,794.7	52.3	8,078.3	2,623.0	51.0	8,006.6	2,485.8	52.2	7,693.0	1,223.2	52.0	3,843.4	1,286.4	51.2	3,755.6
Forestry(4)
Logs (net)	121.2	2.3	2,760.9	87.9	1.7	2,384.3	63.1	1.3	1,787.5	30.2	1.3	938.2	22.0	0.9	888.8
Chips	19.5	0.4	302.5	17.6	0.3	277.6	20.8	0.4	366.2	11.2	0.5	193.3	18.8	0.7	337.3
Other	2.1	0.0	44.0	3.8	0.1	15.7	6.1	0.1	7.8	3.2	0.1	0.46	3.8	0.2	2.71

Total forestry	142.8	2.7	3,107.4	109.2	2.1	2,677.6	90.0	1.9	2,161.4	44.6	1.9	1,131.6	44.6	1.8	1,226.1
Energy	159.9	3.0	—	121.1	2.4	—	103.4	2.2	—	55.4	2.4	—	42.1	1.7	—
Other	49.5	0.9	—	50.4	1.0	—	41.1	0.9	—	19.0	0.8	—	46.1	1.8	—

Total revenue	5,342.6	100.0		5,146.7	100.0		4,761.4	100.0		2,353.3	100.0		2,513.7	100.0

Cost of sales:
Timber	(809.0)	—	—	(641.8)	—	—	(736.4)	—	—	(375.6)	—	—	(376.6)	—	—
Forestry labor costs	(655.3)	—	—	(636.1)	—	—	(600.3)	—	—	(275.3)	—	—	(301.1)	—	—
Maintenance costs	(278.3)	—	—	(305.7)	—	—	(313.5)	—	—	(152.6)	—	—	(129.5)	—	—
Chemical costs	(541.3)	—	—	(539.9)	—	—	(479.3)	—	—	(237.3)	—	—	(253.5)	—	—
Depreciation	(323.3)	—	—	(371.9)	—	—	(378.0)	—	—	(184.0)	—	—	(185.5)	—	—
Other costs of sales	(1,047.0)	—	—	(1,016.1)	—	—	(991.4)	—	—	(487.0)	—	—	(503.0)	—	—

Total cost of sales	(3,654.1)	—	—	(3,511.4)	—	—	(3,498.9)	—	—	(1,711.8)	—	—	(1,749.3)	—	—

Gross profit	1,688.5	31.6	—	1,635.3	31.8	—	1,262.5	26.5	—	641.5	27.3	—	764.4	30.4	—

Other income	368.9	—	—	273.0	—	—	257.9	—	—	119.8	—	—	80.9	—	—
Distribution costs	(556.8)	—	—	(528.5)	—	—	(496.5)	—	—	(234.4)	—	—	(252.1)	—	—
Administrative expenses	(550.8)	—	—	(552.0)	—	—	(474.5)	—	—	(236.6)	—	—	(247.5)	—	—
Other expenses	(138.8)	—	—	(83.4)	—	—	(77.4)	—	—	(33.4)	—	—	(201.2)	—	—
Other income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Finance income	30.8	—	—	50.3	—	—	29.7	—	—	17.9	—	—	12.3	—	—
Finance costs	(246.5)	—	—	(263.0)	—	—	(258.5)	—	—	(135.8)	—	—	(117.6)	—	—
Share of profit (loss) of associates and joint ventures accounted for using equity method	7.5	—	—	6.7	—	—	23.9	—	—	10.0	—	—	11.6	—	—
Exchange rate differences	(10.0)	—	—	(41.2)	—	—	(3.9)	—	—	0.9	—	—	(0.2)	—	—

Income before income tax	592.8	—	—	497.4	—	—	263.2	—	—	149.9	—	—	50.6	—	—
Income tax	(448.7)	—	—	(129.7)	—	—	(45.6)	—	—	(39.6)	—	—	(11.8)	—	—

Net income	144.2	—	—	367.7	—	—	217.6	—	—	110.4	—	—	38.8	—	—

(1)	We account for our 50% ownership interest in Sonae Arauco under the equity method.
(2)	Volumes measured in thousands of metric tons.
(3)	Wood products is the same business segment as our “Timber” segment referred to in our 20-F for the year ended December 31, 2016 including our consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 and in our Form 6-K including our unaudited interim consolidated financial statements as of June 30, 2016 and 2017 and for the six-month periods ended on such dates.
(4)	Volumes measured in thousands of cubic meters.

Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2017

The following discussion comparing our financial results of operation for the six months ended June 30, 2016 and the six months ended June 30, 2017, is based on our unaudited consolidated interim financial statements. Our unaudited consolidated interim financial statements as of June 30, 2017 and for the six months ended June 30, 2016 and June 30, 2017, have been prepared in U.S. dollars in accordance with IFRS.

Revenue

Revenue increased 6.8%, from US$2,353.3 million for the first six months of 2016 to US$2,513.7 million for the first six months of 2017, primarily as a result of:

•	a 8.3%, or US$83.4 million, increase in revenue from pulp; and

•	a 5.2%, or US$63.2 million, increase in revenue from wood products; partially offset by

•	a 0.02%, or US$0.01 million, decrease in revenue from forestry products;

Pulp

Revenue from bleached and unbleached pulp increased 8.3% from US$1,011.1 million during the first six months of 2016 to US$1,094.6 million during the first six months of 2017, reflecting a 2.8% increase in average prices and a 5.3% increase in sales volume. Sales of bleached pulp increased 8.9% in the first six months of 2017 due to a 2.9% increase in average prices and a 5.9% increase in sales volume. Revenue from unbleached pulp increased 3.7% in the first six months of 2017 due to a 3.0% increase in average prices and a 0.6% increase in sales volume.

After a year of generally depressed pulp prices for both fibers in 2016, especially hardwood, there was an improvement in prices during the first six months of 2017. Factors contributing to this improvement included the fact that (i) the start-up in late 2016 of a large hardwood pulp mill in Indonesia with a production capacity of 2.8 million tons did not have a strong impact on prices as we had expected and (ii) worldwide demand increased approximately 4.1% during the first six months of June 2017 compared to the corresponding period in 2016 according to Hawkins Wright. Lower pulp production volume than expected from CMPC’s Guaiba Mill in Brazil also helped buoy pulp prices during the northern hemisphere summer months during which demand is often lower than the rest of the year.

Wood Products

Revenue from wood products increased 5.2%, from US$1,223.2 million during the first six months of 2016 to US$1,286.4 million during the first six months of 2017, primarily as a result of an 8.9% increase in revenues from panels, partially offset by a 0.6% decrease in revenues from sawn timber and plywood.

•	Panels. Revenue from panels increased 8.9%, from US$743.1 million for the first six months of 2016 to US$809.2 million during the first six months of 2017, primarily as a result of a 9.7% increase in average prices, partially offset by a 0.8% decrease in sales volume. Overall, prices in MDF and MDF moldings increased 6.7%, while PBO prices increased 3.8%. Brazilian imports continued to permeate the North American market, which placed pressure on prices in this region. Increased supply from new MDF mills starting up in Mexico also intensified competition. However, muted economic recovery in some Latin American markets such as Brazil and Argentina enabled prices to recover. In terms of sales volume, MDF and MDF moldings decreased sales volume by 1.5%, while PBO increased sales volume by 1.8%.

•	Sawn Timber. Revenue from sawn timber (including plywood) decreased 0.6%, from US$1,493.8 million for the first six months of 2016 to US$1,424.0 million during the first six months of 2017, primarily as a result of a 4.7% decrease in sales volume, partially offset by a 4.3% increase in average prices. Sawn timber markets remained stagnant, with prices increasing by 5.8% compared to the first semester of 2016 in detriment of sales volume, which decreased 7.5%. Remanufactured wood products, however, increased prices by 2.5% and sales volume by 13.9%. Despite the forest fires in Chile during the first quarter of 2017, which ended with the destruction of our El Cruce Sawmill, our other sawmills were able to pick up the pace and absorb the lack of production volumes. Asian and Middle Eastern markets showed improvement, with better demand levels which have led to better overall margins. Plywood sales were much slower during the first semester of 2017 compared to 2016, with prices decreasing 6.1% and sales volume decreasing 1.3%.

Forestry Products

Revenue from forestry products remained flat at US$44.6 million for the first six months of 2016 compared to US$44.6 million for the first six months of 2017 primarily as a result of a 60.3% or US$16.5 million decrease in the revenue from sawlogs, partially offset by a 282.2%, or US$8.2 million, increase in revenue from sales of pulplogs and a 68.0%, or US$7.6 million, increase in revenues from sales of chips during the first six months of 2017.

Other

Revenue from other sources, consisting primarily of sales of energy and chemicals, increased 6.8% from US$74.4 million for the first six months of 2016 to US$88.1 million for the first six months of 2017, primarily as a result of a result of a 69.6%, or US$10.0 million, increase in revenues from the sale of chemicals due to an increase in sales volume and prices in methanol, formol, and resins reflecting an improved economic scenario in Argentina. This increase in revenues from the sale of chemicals was partially offset by a 24.1%, or US$13.3 million, decrease in revenues from sales of energy, primarily as a result of lower energy sales during the first six months of 2017, due to the fact that Licancel Mill did not produce energy from January to April 2017 as a result of the need to overhaul its turbogenerator. The decrease in our sales of energy during the first six months of 2017 also reflected a 4.6% decrease in average prices compared to the first six months of 2016.

Cost of Sales

Cost of sales increased 2.2% from US$1,711.8 million for the first six months of 2016 to US$1,749.3 million for the first six months of 2017 primarily as a result of a 9.4% increase in forestry labor costs, or US$25.8 million, and a 26.5% increase in the cost of energy and fuel, or US$18.4 million. These increases were generally in line with a corresponding increase in sales volume from our pulp segment. During the first six months of 2017 our unit costs per ton of BSKP (bleached softwood kraft pulp), EKP (bleached eucalyptus pulp) and UKP (unbleached kraft pulp) decreased 5.8%, 6.5% and 2.2%, respectively, compared to the first six months of 2016 I part as a result of our implementation of initiatives to decrease our fixed costs, such as decreasing personnel in our plants, as well as decreasing the amount of stock of spare parts, among others.

	For the six months ended June 30, (unaudited)
	2016	2017
	(in thousands of U.S. dollars)
Timber	375,592	376,629
Forestry labor costs	275,293	301,093
Depreciation and amortization	183,986	185,497
Maintenance costs	152,612	129,507
Chemical costs	237,271	253,536
Sawmill services	58,924	54,020
Other raw materials	110,718	93,743
Indirect costs	69,384	81,460
Energy and fuel	69,613	88,029
Cost of electricity	20,313	23,078
Wages and salaries	158,063	162,698

Total	1,711,769	1,749,290

Gross Profit

As a percent of total revenues, our gross profit increased from 27.3% for the first six months of 2016 to 30.4% for the first six months of 2017, primarily as a result of a 6.8% increase in sales revenue, partially offset by a 2.2% increase in cost of sales.

Other Income

Other income decreased 32.4% from US$119.8 million for the first six months of 2016 to US$80.9 million for the first six months of 2017, primarily as a result of a 83.1%, or US$35.7 million decrease in gain from changes in fair value of biological assets. The forest fires experienced during the first quarter of 2017 destroyed approximately 80,000 hectares of our plantations, which in turn decreased the change in fair value of biological assets compared to the first six months of 2016.

Distribution Costs

Distribution costs increased 7.6% from US$234.4 million for the first six months of 2016 to US$252.1 million for the first six months of 2016, primarily as a result of a 12.5% increase, or US$21.0 million, in freight costs, which was driven by an increase in sales volume from our pulp segment, which increased overall 5.3% during the first six months of 2017 compared to same period in 2016, with increased export volumes of pulp from Argentina.

	For the six months ended June 30, (unaudited)
	2016	2017
	(in thousands of U.S. dollars)
Selling costs	16,733	18,396
Commissions	7,140	6,483
Insurance	1,842	1,545
Provision for doubtful accounts receivable	-25	104
Other selling costs	7,776	10,264
Shipping and freight costs	217,681	233,733
Port services	13,160	14,832
Freights	167,467	188,469
Other shipping and freight costs	37,054	30,432

Total	234,414	252,129

Administrative Expenses

Administrative expenses increased 4.6% from US$236.6 million for the first six months of 2016 to US$247.5 million for the first six months of 2017, primarily as a result of a 5.4%, or US$5.3 million, increase in wage and salaries due to one-time severance payments made to certain employees pursuant to a cost efficiency program implemented during the latter part of 2016.

	For the six months ended June 30, (unaudited)
	2016	2017
	(in thousands of U.S. dollars)
Wage and salaries	98,082	103,342
Marketing, advertising, promotion and publicity expenses	4,639	5,052
Insurance	12,237	9,232
Depreciation and amortization	13,237	14,339
Computer services	12,067	14,871
Lease rentals (offices, warehouses and machinery)	6,858	7,999
Donations, contributions, scholarships	5,652	3,858
Fees (legal and technical advisories)	20,038	17,250
Property taxes, patents and municipality rights	8,170	9,399
Other administrative expenses	55,640	62,165

Total	236,620	247,507

Other Expenses

Other expenses increased 502.1% from US$33.4 million for the first six months of 2016 to US$201.2 million for the first six months of 2017, primarily as a result of an increase in our provision for forestry losses due to fire from US$2.1 million in the first six months of 2016 to US$173.9 million in the first six months of 2017. After the forest fires that affected our plantations during the first quarter of 2017, our loss was estimated to be US$173.9 million (prior to recoveries from insurance), which included the estimate of how much will be recoverable from the affected areas.

Finance Costs

Finance costs decreased 13.4% from US$135.8 million for the first six months of 2016 to US$117.6 million for the first six months of 2017, primarily as a result of a US$17.1 million decrease in our derivatives valuation due to market conditions. In addition, during the first semester of 2017, Arauco completely amortized a US$ 270 million Yankee bond issued through Arauco Argentina.

Exchange Rate Differences

We recorded a 90.4% decrease in exchange rate difference from a gain of US$0.9 million for the first six months of 2016 to a loss of US$0.2 million for the first six months of 2017, primarily as a result of the depreciation of the Argentine peso against the U.S. dollar of approximately 10.5% and a depreciation of 0.4% of the Chilean peso against the U.S. dollar, both of which had the effect of reducing the amount of our Argentine and Chilean peso-denominated cash and cash equivalents when converted to U.S. dollar.

Income Tax

We recorded an income tax expense of US$39.6 million for the first six months of 2016 compared to US$11.8 million for the first six months of 2017, primarily as a result of an increase in other expenses during the first six months of 2017. Since there was an increase in other expenses due to the forestry fire losses in the first quarter of 2017, we recorded less income before income tax, giving way to a deferred tax asset of approximately US$44.3 million.

Liquidity and Capital Resources

Our primary sources of liquidity are funds from operations, domestic and international borrowings from commercial and investment banks and debt offerings in the domestic and international capital markets.

We also have access to two committed credit facility lines aggregating approximately US$316 million. The first line has an available amount of UF 2,885,000, or approximately US$115.8 million, based on the exchange rates as of June 30, 2017. The second line has a maximum available amount of US$200.0 million. To date, we have not utilized either of these credit facilities.

We currently believe that cash flow generated by operations, cash balances, borrowings from commercial banks and debt offerings in the domestic and international capital markets are likely to be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future.

Cash Flow from Operating Activities

Our net cash flow provided by operating activities increased 7.1% from US$453.7 million for the first six months of 2016 to US$486.0 million for the first six months of 2017, primarily as a result of a 4.5% increase in cash receipts from sales of goods and rendering of services from US$2,572.0 million in the first six months of 2016 to US$2,689.0 million in the first six months of 2017 due to higher sales volume and better prices for all fibers in our pulp segment, partially offset by a 3.6% increase in payments to suppliers for goods and services in the same period from US$2,125.6 million in the first six months of 2016 to US$2,201.3 million in the first six months of 2017.

Cash Flow Used in Investing Activities

Our net cash used in investing activities decreased 31.7% from US$357.5 million for the first six months of 2016 to US$244.2 million for the first six months of 2017, primarily as a result of a US$153.1 million payment in capital contributions to joint ventures for the purchase of a 50% interest in Sonae Arauco in May 2016. This effect was partially offset by an increase in purchase of property, plant, and equipment of 8.1% or US$11.9 million, due to the initiation of construction of our new panel plant in Grayling, Michigan, which was announced at the end of 2016.

Cash Flow from Financing Activities

Our net cash used in financing activities increased 363.5% from US$68.9 million used in the first six months of 2016 to US$319.2 million used in the first six months of 2017, primarily as a result of a 79.2%, or US$290.5 million, decrease in proceeds from short-term loans in the first six months of 2017 compared to the first six months of 2016 due to less pre-export financing loans used during 2017. These pre-export financing loans are short-term and generally paid off during the same period. This effect was partially offset by lower dividend payments made during the first six months of 2017, which decreased by 39.7% or US$39.8 million compared to the same period of 2016. In June 2017, we made the final payment of US$270.0 million repaying in full our 6.375% Notes due 2017.

Contractual Obligations

In accordance with customary practice in the pulp industry, we generally do not enter into long-term sales contracts with our customers but instead maintain long-term relationships with certain customers with whom we reach agreements from time to time on specific volumes and prices.

The following table sets forth certain of our contractual obligations as of June 30, 2017 and the period in which such contractual obligations are scheduled to come due.

	Payments due by Period (unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of U.S. dollars)
Debt obligations(1)	414,437	1,345,679	1,490,886	1,614,007	4,865,009
Purchase obligations(2)	49,883	3,399	—	—	53,282
Capital (finance) lease obligations	39,396	52,052	21,711	—	113,159

Total	503,716	1,401,130	1,512,597	1,614,007	5,031,450

(1)	Includes estimated interest payments related to long-term debt obligations based on market values as of June 30, 2017. In the case of floating rate debt, interest rate is calculated using the current index setting in place as of June 30,2017, and assuming no changes in the year-end index for any future periods. The interest rate on our floating rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR), and as of June 30,2017, the average spread for our U.S. dollar floating rate debt over six-month LIBOR was 1.76%. Approximately 14.7% of our total debt is floating rate debt as of June 30, 2017.
(2)	Excludes contracts entered into with independent contractors to perform operations on our behalf. Our payment obligations under such contracts are not pre-determined, but rather depend on the performance of certain variables. Accordingly, we cannot quantify our contractual obligations under such contracts.

Financial Debt

As of June 30, 2017, our financial debt profile was as follows:

	Debt due by Period (unaudited)
	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029 (and sub.)
	(in millions of U.S. dollars)
Bank debt	190	423	119	105	72	67	39	25	0	0	0	0	0
Outstanding notes	191	20	543	246	432	537	43	535	43	235	43	43	298

Total	381	443	663	351	504	604	82	560	43	235	43	43	298

Investment Activities

During the first six months of 2017, our main investment activities were as follows:

•	US$78.9 million invested in our pulp segment, which includes the construction of a water treatment plant in our Arauco Mill for approximately US$32.4 million;

•	US$103.4 million invested in our forestry segment; and

•	US$68.4 million invested in our wood products segment, which includes the construction of a particleboard plant in Grayling, Michigan for approximately US$43.3 million.

Financing Activities

During the first six months of 2017, our main financing activities were as follows:

•	On April 21, 2017, through our subsidiary Flakeboard America, we obtained a committed facility loan for a total of US$300 million. The tenor of this loan is a total of seven years: disbursements can be made during the first two years, and will then be amortized semiannually for the next five years, with a final balloon payment of 70% of the total loan.

•	On June 9, 2017, we made the final payment of US$270.0 million repaying in full our 6.375% Notes due 2017.

•	Proceeds from pre export financing loans of US$50.0 million.

As of June 30, 2017, we had US$213.9 million of short-term bank debt, of which 96.2% was U.S. dollar-denominated, and US$713.9 million of long-term bank debt (including the current portion of such debt), of which 97.5% was U.S. dollar-denominated. In addition, as of June 30, 2017, we guaranteed US$451.4 million of obligations of our Montes del Plata joint operation in Uruguay.

As of June 30, 2017, we had US$3,207.6 million of outstanding bonds (including the current portion of such debt), of which 64.0% was U.S. dollar-denominated and 36.0% was UF-denominated swapped to U.S. dollars.

The interest rate on our variable rate debt is determined mainly by reference to the London inter-bank offered rate (LIBOR), and as of June 30, 2017, the average interest rate for our U.S. dollar floating rate debt over six-month LIBOR was 1.8%. As of June 30, 2017, the average interest rate for our U.S. dollar fixed rate debt was 5.1%. These average rates do not reflect the effect of swap agreements and subsequent unwinds effective as of June 30.

The instruments and agreements governing our bank loans and local bonds contain certain financial covenants that limit our incurrence of debt and other liabilities. The main financial covenants contained in our bank loan agreements are that our (i) debt to equity ratio must not exceed 1.2 to 1 and (ii) interest coverage ratio must not be less than 2.0 to 1. The main financial covenant contained in our local bond agreements is that our debt to equity ratio must not exceed 1.2 to 1.

We were in compliance with all bank loans and bond covenants as of June 30, 2017.

Off-Balance Sheet Arrangements

At June 30, 2017, we did not have any material off-balance sheet arrangements.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: October 18, 2017	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer